UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number 001-42749

POMDOCTOR LIMITED

Yongxu Industrial Park
No. 19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou
People’s Republic of China 510000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Results of Extraordinary General Meeting of Shareholders

On September 30, 2026, POMDOCTOR LIMITED, a Cayman Islands exempted company (the “Company”), held its extraordinary general meeting of shareholders (the “Meeting”) at 9:00 a.m. Eastern Time (9:00 p.m. Beijing Time) at Yongxu Industrial Park, No. 19-23 Hejing Road, Dongsha Street, Liwan District, Guangzhou, People’s Republic of China 510000.

At the close of business on September 2, 2026 (the “Record Date”), 27,802,964 ordinary shares were issued and outstanding, comprising 25,760,922 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), and 2,042,042 Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”). Each Class A Ordinary Share was entitled to one vote, and each Class B Ordinary Share was entitled to twenty votes, for an aggregate of 66,601,762 votes.

Shareholders holding 12,229,680 Class A Ordinary Shares and 2,042,042 Class B Ordinary Shares were present in person or represented by proxy at the Meeting, representing an aggregate of 53,070,520 votes. Accordingly, a quorum was present.

The following proposals were presented to the shareholders at the Meeting:

1. Proposal No. 1: Approval, on a non-binding advisory basis, of the termination of the Company’s American Depositary Receipt program, including the termination of the related deposit agreement, as amended (the “ADR Termination”), and the direct listing of the Class A Ordinary Shares on The Nasdaq Stock Market LLC (the “Listing”), with the ADR Termination and the Listing to occur on the same date.

2. Proposal No. 2: Approval, as an ordinary resolution, that the Company’s share capital (whether issued or unissued) be consolidated at a ratio of 10-to-1, such that (i) every ten (10) Class A Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class A Ordinary Share of a par value of US$0.001 each, (ii) every ten (10) Class B Ordinary Shares of a par value of US$0.0001 each be consolidated into one Class B Ordinary Share of a par value of US$0.001 each, and (iii) every ten (10) shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company be consolidated into one share of such class or classes of a par value of US$0.001 each (the “Share Consolidation”), which shall take effect simultaneously with the ADR Termination and the Listing, and simultaneously with the Share Consolidation, the authorized share capital of the Company be amended:

FROM: US$50,000 divided into 500,000,000 shares comprising (i) 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 2,042,042 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 47,957,958 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

TO: US$50,000 divided into 50,000,000 shares comprising (i) 45,000,000 Class A Ordinary Shares of a par value of US$0.001 each, (ii) 204,205 Class B Ordinary Shares of a par value of US$0.001 each, and (iii) 4,795,795 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company.

No fractional shares will be issued in connection with the Share Consolidation, and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares on a participant level.

Proposal No. 3 pertaining to the adjournment of the Meeting was not presented to the shareholders at the Meeting given that sufficient votes to approve Proposal No. 1 and Proposal No. 2 had been cast.

Set forth below are the voting results for each of the proposals(1):

PROPOSAL	FOR	AGAINST	ABSTAIN
Proposal No.1 - ADR Termination Proposal	45,395,656	34,398	519
Proposal No.2 - Share Consolidation Proposal	45,387,346	39,999	3,228

Based on the foregoing voting results, Proposal No. 1 received advisory shareholder approval by way of an ordinary resolution, and Proposal No. 2 was approved as ordinary resolution as required under the Memorandum and Articles of Association of the Company.

(1) Certain Class A Ordinary Shares were represented by the Company’s American Depositary Shares and the voting results set forth above are calculated based on voting power. The foregoing voting results exclude 7,639,947 discretionary proxies provided to Guoji Luo in respect of the underlying Class A Ordinary Shares represented by ADSs, which were separately reported by the Inspector of Election.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer

Date: October 2, 2026

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